Exhibit 99.2

CONFORMED COPY

AMENDMENT NO. 2 TO PURCHASE AGREEMENT

THIS AMENDMENT NO. 2 TO PURCHASE AGREEMENT (this “Amendment”) is made and entered into as of October 3, 2016 by and between ANHEUSER-BUSCH INBEV SA/NV, a public company organized under the laws of Belgium (“ABI”), and MOLSON COORS BREWING COMPANY, a Delaware corporation (“Buyer”). Capitalized terms used and not otherwise defined herein have the meanings set forth in the Purchase Agreement (as defined below).

WHEREAS, ABI and Buyer are party to that certain Purchase Agreement, dated as of November 11, 2015 (as amended by that certain Amendment No. 1 to Purchase Agreement, dated as of March 25, 2016, the “Purchase Agreement”), regarding the sale by ABI to Buyer of the Acquired Assets and the assumption by Buyer from ABI of the Assumed Liabilities, all on the terms and subject to the conditions set forth therein; and

WHEREAS, ABI and Buyer now desire to amend further the Purchase Agreement upon the terms and conditions set forth in this Amendment.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements contained herein, the parties hereto agree as follows:

1.	Amendments to Purchase Agreement.

(a)     Additional Definition. Section 1.01(a) of the Purchase Agreement is hereby amended to add in the appropriate alphabetical order the following new defined terms, which shall be defined as follows:

“Additional Transferred Crates” means a number of additional crates located in Panama that do not bear a Miller Brand that are owned by Miller Parent or any of its Subsidiaries equal to (i) 642,000 crates minus (ii) the number of Transferred Crates.

“Buyer Confidential Information” means any non-public, confidential or proprietary information related to the Transferred Assets or the JV, including, but not limited to, financial, technical, sales, marketing, development and personnel information, customer lists, supplier lists, trade secrets, designs, product formulations, product specifications, terms of arrangements with vendors or suppliers and all notes, analyses, compilations, summaries, extracts, studies, interpretations or other materials that contain, reflect or are based upon, in whole or in part, any such information, however recorded or preserved, whether written or oral and regardless of whether or not specifically marked as confidential.

“Cooler” means any cooler, refrigerator or similar cold storage space.

“Existing Agreements” means all of the agreements set forth on Schedule 7 hereto.

“Existing CEE Agreement” means the Licensed Brewing Agreement among StarBev Netherlands BV, Anheuser-Busch InBev S.A., Brauerei Beck GmbH & Co. KG., Lowenbrau AG and Spaten-Franziskaner-Brau GmbH, effective as of December 2, 2009, as amended as of December 23, 2009, May 27, 2011, July 15, 2011, February 2013 and December 2014.

“Existing Russia Agreement” means the Licensed Brewing Agreement among Pivovary Staropramen A.S., OJSC Sun Inbev and Anheuser-Busch Inbev NV/SA, effective as of December 2, 2009.

“Existing Ukraine Agreement” means the Restated and Amended Licensed Brewing Agreement among Pivovary Staropramen A.S., OJSC Sun Inbev Ukraine NV/SA and Anheuser-Busch Inbev NV/SA, effective as of December 2, 2009, as restated and amended as of July 20, 2010, and as supplemented pursuant to the side letter dated as of December 2, 2009.

“Final Judgment” means the Proposed Final Judgment in the matter of United States v. Anheuser-Busch InBev SA/NV & SABMiller plc filed with the United States District Court for the District of Columbia on July 20, 2016.

“MGD Coolers” means all custom-designed Miller Genuine Draft branded Coolers that have been deployed as a matter of global policy or practice to stock exclusively Miller Genuine Draft products. Schedule 9 sets forth an illustrative list of the cooler designs and models intended to constitute MGD Coolers. ABI’s good faith estimate of the number of MGD Coolers owned by Miller Parent or any of its Subsidiaries is approximately 1,000 MGD Coolers.

“Miller Brand” means any of the brands or sub-brands set forth on Schedule 3 hereto and any other sub-brands of such brands.

“Miller Parent Confidential Information” means any non-public, confidential or proprietary information related to Miller Parent and its Affiliates (other than the JV or any of its Subsidiaries or the Miller International Business), including, but not limited to, financial, technical, sales, marketing, development and personnel information, customer lists, supplier lists, trade secrets, designs, product formulations, product specifications, terms of arrangements with vendors or suppliers and all notes, analyses, compilations, summaries, extracts, studies, interpretations or other materials that contain, reflect or are based upon, in whole or in part, any such information, however recorded or preserved, whether written or oral and regardless of whether or not specifically marked as confidential.

“Retained Assets” means (i) all raw material inventory exclusively related to the Miller International Business and all other inventory (including all finished goods, work-in-progress and packaging materials) primarily related to the Miller International Business owned by the applicable Subsidiary or Subsidiaries of Miller Parent in Argentina, Australia, Botswana, Colombia, Ecuador, El Salvador, Honduras, India, Kenya, Lesotho, Malawi, Mexico, Nigeria, Panama, Peru, Romania, South Africa, South Korea, Swaziland and Vietnam and (ii) all point-of-sale materials and advertising materials primarily related to the Miller International Business owned by the applicable Subsidiary or Subsidiaries of Miller Parent in Argentina, Botswana, Colombia, El Salvador, India, Kenya, Lesotho, Malawi, Mexico, Nigeria, Panama, Peru, Romania, South Africa, South Korea and Swaziland, in each of the cases of clause (i) and (ii), to the extent such inventory, point-of-sale materials and advertising materials are dealt with under the applicable agreements under which ABI or any of its Affiliates will provide Buyer and its Affiliates any of the Transition Services pursuant to Section 5.10 for each such country.

“Transferred Crates” means all crates located in Panama bearing a Miller Brand owned by Miller Parent or any of its Subsidiaries, which the parties hereto estimate to consist of approximately 313,000 crates.

“Transferred Coolers” means (i) all MGD Coolers owned by Miller Parent or any of its Subsidiaries (wherever located), (ii) all Coolers owned by Miller Parent or any of its Subsidiaries bearing a Miller Brand and located in Mexico or any other country in which the Miller Branded Products were the only brands regularly sold by Miller Parent as of the Closing Date, and (iii) all Coolers owned by Miller Parent or any of its Subsidiaries bearing a Miller Brand and located in Honduras.

“Transferred Cooler/Crate Purchase Price” means an amount equal to (A) the lesser of (x) the aggregate net book value of the Transferred Coolers as of the Closing, and (y) $1,500,000 plus (B) the aggregate net book value of the Additional Transferred Crates as of the Closing.

“Transferred Miller Assets” means (i) all bottles bearing an embossed or similarly permanent Miller Brand, (ii) all moulds for bottles that bear an embossed or similarly permanent Miller Brand, (iii) all Transferred Crates and Additional Transferred Crates, (iv) all Transferred Coolers, and (v) to the extent bearing a permanent Miller Brand, all tap handles, draught fonts, draught chiller units, kegs, umbrellas, neons, tents, displays, digital signs, parasols, awnings, in-store promotional materials, print plates, labelers, art and promotional furniture. For the avoidance of doubt, any explicit reference to an entity name (including “SABMiller” or “Miller Brands UK”) on any such asset shall not, in and of itself, constitute a reference to a Miller Brand for purposes of this definition.

(b)     Transferred Assets. The definition of “Transferred Assets” in Section 1.01(a) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“Transferred Assets” means (1) the Transferred IP, (2) each Transferred Contract, (3) raw material inventory exclusively related to the Miller International Business, (4) all Transferred Miller Assets, (5) all royalty or equivalent rights of Miller Parent or any of its Subsidiaries in respect of oil and gas deposits at the brewery operated by the JV and its Subsidiaries located at Fort Worth, Texas (the “Fort Worth Royalty Rights”) and (6) all other assets (including all packaging materials, finished goods and work-in-progress, as well as all existing point-of-sale materials and advertising materials) primarily related to the Miller International Business. Notwithstanding anything to the contrary contained in this Agreement, “Transferred Assets” shall not include (i) any cash or cash equivalents, (ii) any accounts receivable, (iii) any employees or other personnel or benefit obligations with regard to such employees, (iv) any capital stock or other equity securities of any Person, (v) any real property or interests therein (other than the Fort Worth Royalty Rights), (vi) any Retained Assets or (vii) any plant, property and equipment (or any portion thereof) (as determined in accordance with IFRS applied in a manner consistent with the most recent audited consolidated balance sheet of Miller Parent as of November 11, 2015) other than the Transferred Miller Assets.

(c)     Transferred IP. The definition of “Transferred IP” in Section 1.01(a) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“Transferred IP” means (1) the Trademarks listed on Schedule 4 hereto, (2) all other Intellectual Property (including registered and unregistered Trademarks, product formulas, recipes and production processes) of Miller Parent and its Subsidiaries (other than the JV or any of its Subsidiaries) that is primarily related to any Miller-Branded Product and (3) all rights of Miller Parent and its Affiliates (other than the JV or any of its Subsidiaries) in or to any Intellectual Property (including registered and unregistered Trademarks, product formulas, recipes and production processes) of the JV or any of its Subsidiaries that was developed by, originally applied for or originally issued to the JV (regardless of whether such rights were assigned to Miller Parent or any of its Affiliates thereafter) for use in connection with the business of the JV or any of its Subsidiaries; provided that Transferred IP shall not include any rights of Miller Parent or such Affiliate, as applicable, in or to Intellectual Property that are expressly retained by or licensed to Miller Parent or any of its Affiliates (other than the JV or any of its Subsidiaries) pursuant to this Agreement or any of the Closing Date Agreements.

(d)     Purchase Price Adjustment. Section 2.02(b)(i) of the Purchase Agreement is hereby amended by replacing the text “sixty (60)” with the text “one hundred twenty (120)”.

(e)     Payment for Transferred Coolers. Section 2.02 of the Purchase Agreement is hereby amended to include a new Section 2.02(f), which shall read in its entirety as follows:

(f)     Payment for Transferred Coolers and Crates. Within thirty (30) days after the Closing, ABI shall provide Buyer with adequate documentation to confirm the net book value as of the Closing of the Transferred Coolers and the Additional Transferred Crates. Within five (5) Business Days after the Closing Income Statement, the Closing Statement and the TTM Miller International Business EBITDA and Adjustment Amount set forth thereon become final and binding on the parties pursuant to this Section 2.02, Buyer shall make payment of the Transferred Cooler/Crate Purchase Price, by wire transfer in immediately available funds to ABI.

(f)     Closing Date. The first sentence of Section 2.03 of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

The closing (the “Closing”) of the purchase and sale of the Acquired Assets hereunder shall take place on the date of the closing of the ABI Transaction by means of the steps as set out in the Announcement (the “ABI Transaction Closing”), unless the closing of the ABI Transaction is not on a Business Day, in which case the Closing shall occur on the Business Day immediately following the closing of the ABI Transaction (the date on which the Closing occurs, the “Closing Date”).

(g)     Purchase Price Allocation. Section 2.05 of the Purchase Agreement is hereby amended by replacing the text “one hundred and twenty (120)” with the text “one hundred and eighty (180)”.

(h)     Divestiture Brands.

(i)     Section 5.09(a) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

(a)     Prior to the Closing, Buyer and ABI shall negotiate in good faith and execute and deliver certain mutually acceptable amendments and modifications (including by terminating any conflicting predecessor provisions or agreements if necessary) to the Miller-JV Agreements, including such amendments as are necessary such that, effective as of the Closing, (A) with respect to each Licensed Brand, (i) all royalties paid by the JV on the Licensed Brands shall be eliminated for periods from and after the Closing and (ii) the terms of the license are made perpetual in the JV Territory and (B) with respect to each Imported Brand, (i) there shall be granted a perpetual, royalty-free license in the JV Territory; (ii) the term of each Miller-JV Agreement providing for the supply of any Imported Brand to the JV (each, a “Supply Contract”) may be terminated by Buyer or the JV at any time following the Closing on 120 days’ advance written notice and, if not so terminated by Buyer or the JV, shall expire on the third anniversary of the Closing Date, with Buyer having the right to extend the term of any or all of such Supply Contracts for two successive one-year periods upon not less than 60 days’ written notice prior to the scheduled expiration thereof; (iii) with respect to supply costs (defined to include variable industrial costs, fixed industrial costs, variable logistics costs first tier and fixed logistics costs first tier but excluding any general and administrative costs) under each Supply Contract, the pricing for such Imported Brand (x) for the initial three year term shall be the pricing paid by the JV under such Miller-JV Agreement as of the date of this Agreement, (y) for each extension period shall be at then-prevailing market prices (as determined at the beginning of each such extension period in accordance with Section 5.09(b)) and (z) shall reflect the terms in Section 5.09(b) and Section 5.09(c); and (iv) the counterparty to such agreement (and any successor owner of the Imported Brands) shall continue to maintain the current level of marketing support, unless otherwise agreed by the JV.

(ii)     Section 5.09 of the Purchase Agreement is hereby amended to include a new Section 5.09(e), which shall read in its entirety as follows:

(e)     Without limiting the foregoing Section 5.09(d), ABI agrees that it shall cause any third party buyer of any Imported Brand or Licensed Brand (other than Asahi in its capacity as the buyer of Peroni and Grolsch) to enter into or assume all Closing Date Agreements related to such Imported Brand or Licensed Brand in substantially the same form and substance as agreed by Buyer and ABI.

(iii)     Entity Names. The first sentence of Section 5.18 of the Purchase Agreement is hereby amended and restated in its entirety as follows:

SECTION 5.18. Entity Names. ABI agrees that it will use reasonable best efforts, and shall use reasonable best efforts to cause any third party buyer of any Imported Brand or Licensed Brand, to change the name of each of its Affiliates with the word “Miller” or “SABMiller” in its name to a new name that does not contain such word within one year following the Closing Date, and in any event shall cause such change to occur within two years following the Closing Date.

(i)     Termination of Miller-JV Agreements. Section 5.09 of the Purchase Agreement is hereby amended to include a new Section 5.09(f), which shall read in its entirety as follows:

(f)     ABI and Buyer shall, and shall cause their respective Affiliates to, take all actions necessary to either assign to Buyer or one of its Affiliates or terminate (at Buyer’s discretion) each Miller-JV Agreement set forth on Schedule 8-A hereto (each, a “Terminated Miller-JV Agreements”) such that, effective as of the Closing, neither Miller Parent nor any of its Affiliates retain any rights or have any obligations thereunder except as expressly provided on Schedule 8-A hereto. In the event that either ABI or Buyer identifies a Miller-JV Agreement after the Closing Date that is not either (x) a Terminated Miller-JV Agreement or (y) a Miller-JV Agreement that was amended or modified as of the Closing Date pursuant to this Section 5.09 or Section 5.10 (including the amended or modified Miller-JV Agreements set forth on Schedule 8-B hereto, which will be effective as of the Closing Date), (i) ABI or Buyer, as applicable, shall provide prompt written notice of such Miller-JV Agreement to the other party hereto, which notice shall include a copy of such Miller-JV Agreement and (ii) ABI and Buyer shall, and shall cause their respective Affiliates to, take all actions necessary to either assign to Buyer or one of its Affiliates or terminate (at Buyer’s discretion) such Miller-JV Agreement as promptly as reasonably practicable and in a manner that minimizes to the extent practicable the disruption to the businesses and operations of ABI, Buyer and their respective Affiliates; provided that, for the avoidance of doubt and notwithstanding anything to the contrary contained in this Section 5.09(f), (1) the parties hereto agree and acknowledge that Buyer shall not assume or be deemed to have assumed any Liability in respect of any Terminated Miller-JV Agreement to the extent arising out of any transaction, status, event, condition, occurrence or breach by Miller Parent or one of its Affiliates occurring at or prior to the Closing; (2) any payment obligations under any Terminated Miller-JV Agreement that remain outstanding as of the Closing shall survive the Closing until paid in full in accordance with the applicable provisions of the Terminated Miller-JV Agreement; and (3) any rights or obligations under such Miller-JV Agreements identified after the Closing Date that are substantially equivalent to the rights or obligations that survive termination or assignment in the Terminated Miller-JV Agreements pursuant to Schedule 8-A hereto shall survive termination or assignment of such Miller-JV Agreement unless otherwise agreed by ABI and Buyer.

(j)     License of JV Intellectual Property. Section 5.16 of the Purchase Agreement is hereby amended to re-number Section 5.16 of the Purchase Agreement as Section 5.16(a) and to include new Sections 5.16(b) and 5.16(c), which shall read in its entirety as follows:

(b)     Buyer and its Affiliates irrevocably covenant not to, and to require their respective successors and assigns not to, file or initiate any suit, action or proceeding against, or to seek any royalty or other similar payment from, ABI or any of its Affiliates (including Miller Parent and any of its Affiliates) (each, a “Protected Party”) for the misappropriation, infringement or use of any Intellectual Property (including product formulas, recipes and production processes but excluding any registered or unregistered trademarks)

developed or acquired by or originally issued to the JV or any of its Subsidiaries and as to which the JV or any of its Subsidiaries had the right to grant this covenant prior to or as of November 11, 2015, or will have the right to grant this covenant prior to or as of the Closing Date, either (A) based upon the activities of a Protected Party in connection with the brewing, distribution or sale of any Malt Beverage for ultimate distribution and sale outside of the JV Territory, in each case only if Miller Parent or any of its Affiliates (other than the JV or any of its Subsidiaries) prior to or as of November 11, 2015 was already engaging in such activity or had demonstrable plans to engage in such activity or (B) where such Intellectual Property is information retained in the unaided memories of employees of Miller Parent and any of its Affiliates who had lawful access to such information prior to the Closing Date (subject to any ongoing obligation of such employee to avoid disclosure of any Buyer Confidential Information); provided that clause (A) of the foregoing covenant shall be subject to the following limitations and restrictions: (i) the foregoing covenant shall only apply to the activities of a Protected Party that are consistent with past historical practices of Miller Parent and such Affiliates in the ordinary course of business that were permitted (or, in the case of planned activities, that would have been permitted) under the terms of applicable Miller-JV Agreements; (ii) such Malt Beverage shall be limited to the recipe, ingredients, and production processes as brewed or demonstrably planned to be brewed by Miller Parent or such applicable Affiliate prior to November 11, 2015 (but including modifications thereof as required by Governmental Authorities, ingredient supply constraints or similar requirements); (iii) the foregoing covenant does not apply to any Malt Beverage or related brewing, distribution or sale activities of a Protected Party to the extent that such Malt Beverage is actually distributed or sold within the JV Territory by a Protected Party or any of its or their respective distributors; (iv) the foregoing covenant does not apply to any use of Intellectual Property in connection with a Malt Beverage if such Intellectual Property is expressly licensed or unlicensed in connection with such Malt Beverage in any Closing Date Agreement; (v) the terms and conditions of each of the Closing Date Agreements shall have priority over any contrary or conflicting terms and conditions in the foregoing covenant with respect to the Malt Beverages and Intellectual Property that is the subject of such Closing Date Agreement; and (vi) the foregoing covenant does not apply to any Intellectual Property that is primarily related to any Miller-Branded Product. Upon prior written notice to Buyer (it being understood, for the avoidance of doubt, that no consent of Buyer shall be required), ABI shall have the right to transfer (without retaining any benefit for itself or its Affiliates) the foregoing covenant with respect to a Malt Beverage in its entirety to a third party that acquires the brewing, sale or distribution rights for any such Malt Beverage (it being understood and agreed that ABI shall be permitted to transfer its rights under the foregoing covenant only once within a particular country, to one third party entity, for each group of related Malt Beverage products within such country even if such third party does not acquire all brewing, sale and distribution rights therefor). Buyer and its Affiliates further agree, upon the reasonable request of ABI identifying a particular Malt Beverage covered by the foregoing covenant (after disregarding the November 11, 2015 date requirement) and the applicable Intellectual Property of the JV existing as of the Closing Date and used in connection with such Malt Beverage, to negotiate in good faith with ABI to extend the foregoing covenant to ABI and its Affiliates (including Miller Parent and its Affiliates) for any such Malt Beverage that would include reasonable evolutionary changes to such Malt Beverage for ultimate distribution and sale outside of the JV Territory. For the purposes of this Section 5.16(b) and Section 5.16(c), the term “Malt Beverages” shall mean malt or sorghum beverage(s) of any type, including beer, ale, stout and lager, where the malt beverage is produced by a process of fermentation or yeast contact (but not including distilled beverages such as whisky).

(c)     In the event that either ABI or Buyer identifies any registered or unregistered trademark (i) that has been developed or acquired by or originally issued to the JV or any of its Subsidiaries, (ii) as to which the JV or any of its Subsidiaries has ownership or exclusive license rights in existence (x) as of the Closing Date and (y) at the time of written notice pursuant to clause (A) below, and (iii) that is being used as a trademark by a Protected Party in the activities of such Protected Party in connection with the brewing, distribution or sale of any Malt Beverage for ultimate distribution and sale outside of the JV Territory, (A) ABI or Buyer, as applicable, shall provide prompt written notice of such use to the other party hereto, (B) ABI shall, and shall cause its Affiliates to, take all actions necessary to discontinue such use as promptly as reasonably practicable and in a manner that reasonably minimizes the disruption to the business and operations of ABI and its Affiliates, and (C) during any time period that ABI or its Affiliates continues such use, ABI for itself and on behalf of its Affiliates shall only use such trademark consistent with historical practices and shall brew, sell and distribute any products or services associated with such trademark with the same level of quality as historically associated with such products and services provided under such trademark, Buyer and its Affiliates covenant not to, and to require their respective successors and assigns not to, file or initiate any suit, action or proceeding against, or to seek any royalty or other similar payment from, such Protected Party for such use provided that ABI complies with the requirements of the foregoing clauses (B) and (C); provided that Buyer’s and its Affiliates’ covenant not to sue in this Section 5.16(c) shall only apply to activities of a Protected Party that occur within four (4) years after the Closing Date and shall not apply to: (x) any registered or unregistered trademarks that are expressly licensed for use, or expressly unlicensed, to Miller Parent or any of its Affiliates in any Closing Date Agreement; and (y) any registered or unregistered trademarks that are primarily related to any Miller-Branded Product. Upon prior written notice to Buyer (it being understood, for the avoidance of doubt, that no consent of Buyer shall be required), ABI shall have the right to transfer (without retaining any benefit for itself or its Affiliates) its rights and obligations under this Section 5.16(c) with respect to a Malt Beverage to any third party that acquires the brewing, sale or distribution rights for any such Malt Beverage (it being understood and agreed that ABI shall be permitted to transfer its rights under this Section 5.16(c) only once within a particular country, to one third party entity, for each group of related Malt Beverage products within such country even if such third party does not acquire all brewing, sale and distribution rights therefor).

(k)     Elimination of Certain Commercial Restrictions. Section 5.20 of the Purchase Agreement is hereby amended and restated in its entirety as follows:

SECTION 5.20. Elimination of Certain Commercial Restrictions.

(a)     At the Closing, ABI and Buyer shall cause their respective Affiliates to take all action necessary (including the execution and delivery of mutually acceptable amendments, waivers and/or other instruments) such that all contractual restrictions on the ability of Buyer and its Subsidiaries to import, manufacture, distribute, license, market and/or sell any (i) Imported Brands or Licensed Brands in the JV Territory or (ii) Miller-Branded Products in any territory or jurisdiction to the extent such restrictions are contained in any of the Existing Agreements shall have been terminated as of the Closing. For the avoidance of doubt, this Section 5.20(a) and the termination of contractual restrictions contemplated hereby shall not limit or otherwise affect (A) any contractual restrictions contained in (x) this Agreement, (y) any Miller-JV Agreement or (z) any agreement entered into as contemplated by Section 5.10 or (B) the application of such contractual restrictions to any products or categories of products other than the Imported Brands, the Licensed Brands or the Miller-Branded Products.

(b)     At the Closing, ABI and Buyer shall cause their respective Affiliates to take all action necessary (including the execution and delivery of mutually acceptable amendments, waivers and/or other instruments) such that all contractual restrictions contained in clause 8.9 of the Existing CEE Agreement, clause 11.3 of the Existing Russia Agreement or clause 11.3 of the Existing Ukraine Agreement on the ability of Buyer and its Subsidiaries to import, manufacture, distribute, license, market and/or sell any other brands, which from time to time, are owned, distributed or licensed by, the Buyer or its Subsidiaries shall have been terminated as of the Closing. For the avoidance of doubt, this Section 5.20(b) and the termination of contractual restrictions contemplated hereby shall not limit or otherwise affect (A) any contractual restrictions contained in (x) this Agreement, (y) any Miller-JV Agreement or (z) any agreement entered into as contemplated by Section 5.10, (B) the exclusive nature of the license of the Staropramen Rights and the Staropramen Trademarks (each, as defined in the Existing Ukraine Agreement and the Existing Russia Agreement, as applicable) under the Existing Ukraine Agreement and the Existing Russia Agreement or (C) the impact of the volume of Other Competing International Premium Beer (as defined in the Existing CEE Agreement) on the right to extend the term of the license pursuant to clause 20 of the Existing CEE Agreement. In the event that Buyer or one of its Affiliates commences the importation, manufacture, distribution, licensing, marketing or sale of any Czech lager beer competing with the Products (as defined in the Existing Ukraine Agreement or the Existing Russia Agreement, as applicable) (“Czech Beer”) in the Territory (as defined in the Existing Ukraine Agreement or the Existing Russia Agreement, as applicable), any minimum sales volume, market share or similar requirements contained in the Existing Ukraine Agreement or the Existing Russia Agreement (as applicable) shall automatically be released effective from and after the introduction of such Czech Beer. Buyer and ABI agree (and shall cause their respective Affiliates to acknowledge and agree) that Buyer shall not, and shall cause its Affiliates not to, exercise any right that Buyer or its Affiliates may have under Section 21.3.2(e) of the Existing Russia Agreement to terminate such agreement until the first anniversary of the Closing (it being understood that (i) such deferral shall not be deemed to be, and shall not be asserted by either party hereto to be, an admission or concession by either party hereto that the ABI Transaction Closing or the conduct of business by ABI and its Affiliates from and after such time does or does not (or would or would not) give rise to a termination right by Buyer or one of its Affiliates pursuant to Section 21.3.2(e) of the Existing Russia Agreement and (ii) the determination of whether Buyer or its Affiliates has a right to terminate the Existing Russia Agreement pursuant to Section 21.3.2(e) thereof from and after the first anniversary of the date hereof shall be made solely based upon the facts, conditions and circumstances existing at such time after the first anniversary of the date hereof and not retroactively based upon any facts, events, conditions or circumstances that occurred or existed during such one year deferral period).

(c)     At the Closing, ABI and Buyer shall cause their respective Affiliates to take all action necessary (including the execution and delivery of mutually acceptable amendments, waivers and/or other instruments) such that all contractual restrictions contained in clause 11.3 of the Existing CEE Agreement on the ability of ABI and its Subsidiaries (including Miller Parent and its Subsidiaries) to import, manufacture, distribute, license, market and/or sell any other brands, which from time to time, are owned, distributed or licensed by, ABI or its Subsidiaries (including Miller Parent and its Subsidiaries) shall have been terminated as of the Closing. For the avoidance of doubt, this Section 5.20(c) and the termination of contractual restrictions contemplated hereby shall not limit or otherwise affect any contractual restrictions contained in (x) this Agreement, (y) any Miller-JV Agreement or (z) any agreement entered into as contemplated by Section 5.10. In the event that ABI or one of its Affiliates commences the importation, manufacture, distribution, licensing, marketing or sale of a beer or other beverage in a Territory (as defined in the Existing CEE Agreement) that competes with a product licensed pursuant to the Existing CEE Agreement in such Territory, any minimum sales volume, market share or similar requirements for such product in such Territory contained in the Existing CEE Agreement shall automatically be released effective from and after the introduction of such competing beer or beverage.

(d)     At the Closing, Buyer shall cause its Affiliates to take all action necessary (including the execution and delivery of mutually acceptable amendments, waivers and/or other instruments) to (x) waive any termination rights contained in the Existing Agreements (other than the Existing Russia Agreement) that may be exercisable by Buyer or one of its Affiliates as a result of or otherwise arising out of (i) the ABI Transaction Closing or (ii) the continued importation, manufacture, distribution, licensing, marketing or sale of a beer or other beverage by ABI or its Subsidiaries (including Miller Parent and its Subsidiaries) that is imported, manufactured, distributed, licensed, marketed or sold in the relevant territory for such Existing Agreement as of the ABI Transaction Closing and (y) waive any claim against ABI or its Subsidiaries (including Miller Parent and its Subsidiaries) under the Existing Agreements to the extent such claim arises solely out of (i) the ABI Transaction Closing or (ii) the continued importation, manufacture, distribution, licensing, marketing or sale of a beer or other beverage by ABI or its Subsidiaries (including Miller Parent and its Subsidiaries) that is imported, manufactured, distributed, licensed, marketed or sold in the relevant territory for such Existing Agreement as of the ABI Transaction Closing (it being understood that the waivers set forth in this Section 5.20(d) shall not apply to any act by ABI or any of its Subsidiaries (including Miller Parent and its Subsidiaries) other than acts described in (i) and

(ii) of this clause (y) that would otherwise constitute a breach of such Existing Agreement); provided that in the event that ABI and its Subsidiaries divest or otherwise sell the rights to any such beer or other beverage after the ABI Transaction Closing and subsequently re-acquire such rights, the waivers set forth in this Section 5.20(d) shall not apply to the importation, manufacture, distribution, licensing, marketing or sale of any such re-acquired beer or other beverage from and after the date of such re-acquisition.

(l)     Confidential Information. Article V of the Purchase Agreement is hereby amended to include a new Section 5.23, which shall read in its entirety as follows:

SECTION 5.23. Confidential Information.

(a)     As promptly as reasonably practicable following the Closing, ABI shall use its commercially reasonable efforts to deliver to Buyer or destroy all Buyer Confidential Information in the possession of ABI or its Affiliates as of the Closing Date, in each case without keeping any copies, in whole or part thereof in any medium whatsoever; provided, however, that ABI and its Affiliates (i) shall be entitled to retain the minimum number of copies of the Buyer Confidential Information to the extent necessary to comply with any applicable Law or any rule of any securities exchange to which ABI or any of its Affiliates is subject, which shall be used or disclosed solely for such purposes, (ii) shall not be required to destroy or delete Buyer Confidential Information or computer models, electronic files or other electronic material prepared by or on behalf of ABI or its Affiliates that incorporate Buyer Confidential Information to the extent backed up or archived in the ordinary course of business, which Buyer Confidential Information shall remain subject to the terms of the Confidentiality Agreement in accordance with Section 5.23(b) and (iii) shall be entitled to retain copies of the Buyer Confidential Information to the extent necessary for ABI or any of its Affiliates to exercise their respective rights or perform their respective obligations under the Miller-JV Agreements that are amended, modified or restated pursuant to Section 5.09 or any agreements under which ABI or any of its Affiliates will provide Buyer and its Affiliates any of the Transition Services pursuant to Section 5.10 (such agreements, the “Closing Date Agreements”) or this Agreement, which Buyer Confidential Information shall be treated by ABI and its Affiliates as confidential pursuant to the terms of such Closing Date Agreements or this Agreement, as the case may be. ABI shall cause one of its authorized officers to deliver to Buyer a certificate stating that ABI has complied with all of the requirements of this Section 5.23(a).

(b)     Following the Closing, all Buyer Confidential Information in the possession of ABI or its Affiliates shall be considered “Evaluation Material” under and as defined in the confidentiality agreement dated as of October 18, 2015 between ABI and Buyer (the “Confidentiality Agreement”), and the parties shall, and shall cause their respective Affiliates to, treat all such Buyer Confidential Information as Evaluation Material in accordance with the requirements of the Confidentiality Agreement.

(c)     As promptly as reasonably practicable following the Closing, Buyer shall use its commercially reasonable efforts to deliver to ABI or destroy all Miller Parent Confidential Information in the possession of the JV or its

Subsidiaries as of the Closing Date, in each case without keeping any copies, in whole or part thereof in any medium whatsoever; provided, however, that the JV and its Subsidiaries (i) shall be entitled to retain the minimum number of copies of the Miller Parent Confidential Information to the extent necessary to comply with any applicable Law or any rule of any securities exchange to which the JV or any of its Subsidiaries is subject, which shall be used solely for such purposes, (ii) shall not be required to destroy or delete Miller Parent Confidential Information or computer models, electronic files or other electronic material prepared by or on behalf of the JV or its Subsidiaries that incorporate Miller Parent Confidential Information to the extent backed up or archived in the ordinary course of business, which Miller Parent Confidential Information shall be treated by Buyer and its Affiliates as confidential in accordance with Section 5.23(d) and (iii) shall be entitled to retain copies of the Miller Parent Confidential Information to the extent necessary to exercise their respective rights or perform their respective obligations under any Closing Date Agreements or this Agreement, which shall be treated by Buyer and its Affiliates as confidential pursuant to the terms of such Closing Date Agreements. Buyer shall cause one of its authorized officers to deliver to ABI a certificate stating that Buyer has complied with all of the requirements of this Section 5.23(c).

(d)     Following the Closing, all Miller Parent Confidential Information in the possession of the JV or its Subsidiaries shall be treated by Buyer and its Affiliates as confidential on the same terms on which ABI is required to treat “Evaluation Material” as confidential pursuant to the requirements of the Confidentiality Agreement.

(e)     ABI and Buyer acknowledge and agree that certain of the information required to be disclosed by ABI, Buyer or any of their respective Affiliates pursuant to the Closing Date Agreements or any other agreements between ABI or any of its Affiliates, on the one hand, and Buyer or any of its Affiliates, on the other hand, in effect as of the Closing Date (including the Existing Agreements) may be competitively sensitive. To the extent not already provided for in any such agreement, ABI and Buyer shall cause their respective Affiliates to take all action necessary (including the execution and delivery of mutually acceptable amendments, waivers and/or other instruments) to establish, implement and maintain procedures and take such other steps as are necessary to limit the disclosure of such competitively sensitive information to their respective employees and the employees of their respective Affiliates who are engaged in the performance of the obligations under any such agreement or who otherwise need to know such information in connection with the performance of the obligations under any such agreement.

(f)     From and after the date of this Amendment, Buyer shall have the right to review and approve in advance (such approval not to be unreasonably withheld, conditioned or delayed) any document that ABI proposes to submit from time to time to the DOJ (whether as an initial, amended or modified submission or otherwise) concerning the procedures implemented by ABI to effect compliance with the provisions relating to Buyer Confidential Information in the final judgment (or any amendment or modification thereof) issued by the United States District Court for the District of Columbia in connection with the complaint brought by the DOJ against ABI and Miller Parent in connection with the ABI Transaction.

(m)     Transferred Assets Schedule. Article V of the Purchase Agreement is hereby amended to include a new Section 5.24, which shall read in its entirety as follows:

SECTION 5.24.     Transferred Assets Schedule. ABI shall use its commercially reasonable efforts to, no later than five (5) days prior to the Closing Date, deliver to Buyer a list (derived from the books and records of Miller Parent and its Subsidiaries), setting forth Miller Parent’s good faith estimate of the numbers and locations of the types of the Transferred Assets that will be transferred to Buyer on the Closing Date (such inventory as updated in accordance with the immediately following sentence, the “Transferred Assets Inventory”). Following the delivery of the Transferred Assets Inventory to Buyer and prior to the Closing, ABI shall consider in good faith any comments, questions or requests from Buyer in respect of the Transferred Assets Inventory and shall, except to the extent prohibited by the UK Code, use its commercially reasonable efforts to cause Miller Parent and its Subsidiaries to participate, as appropriate, in any such discussions and cooperate with ABI and Buyer in updating and supplementing the Transferred Assets Inventory in order to reflect the Transferred Assets that will be transferred to Buyer on the Closing Date, and within thirty (30) days after the Closing Date, ABI shall deliver to Buyer an updated Transferred Assets Inventory as of the Closing reflecting the actual numbers and locations of the types of the Transferred Assets that were transferred to Buyer on the Closing Date; provided that, without limiting any rights or obligations of any party under this Agreement or any Closing Date Agreement, (a) the Transferred Assets Inventory is provided to Buyer for informational purposes only and none of ABI, Miller Parent or any other Person makes any express or implied representation or warranty as to the accuracy or completeness of the Transferred Assets Inventory and (b) the parties hereto acknowledge and agree that any inaccuracies in the Transferred Assets Inventory or any failure by ABI to deliver the Transferred Assets Inventory shall not be deemed to cause the failure of any condition to the Closing to be satisfied or otherwise prevent the consummation of the Closing in any manner.

(n)     Additional Agreement. Article V of the Purchase Agreement is hereby amended to include a new Section 5.25, which shall read in its entirety as follows:

SECTION 5.25. Additional Agreement. Buyer agrees that it will not cite the ABI Transaction or the divestiture required by Section IV or VI of the Final Judgment as a basis for modifying, renegotiating, or terminating any contract with any Distributor (as defined in the Final Judgment) of Buyer.

(o)     Reimbursement of Labeling-Related Expenses. Section 7.03 of the Purchase Agreement is hereby amended to re-number Section 7.03 of the Purchase Agreement as Section 7.03(a) and to include a new Section 7.03(b), which shall read in their entirety as follows:

(b)     As promptly as practicable following the Closing Date (but in any event no later than the third Business Day following the Closing Date), Buyer shall reimburse ABI, by wire transfer of immediately available funds, for all reasonable and documented out-of-pocket fees, costs and expenses (including fees and disbursements of counsel) incurred prior to the Closing Date by ABI, Miller Parent or any of their respective Affiliates in each case solely to the extent (i) such expenses were incurred in connection with the coordination and implementation of the labeling, packaging and regulatory registrations and clearances for the Miller-Branded Products, in each case, at Buyer’s request; (ii) Buyer or its Affiliates would have been responsible for such expenses pursuant to the Closing Date Agreements if such expenses were instead incurred on or after the Closing Date; and (iii) ABI’s good faith estimate of such costs and expenses is approved in advance by Buyer (it being understood and agreed that such estimate shall not be binding and shall not in and of itself limit Buyer’s obligations under this Section 7.03(b)).

(p)     Schedule of Additional Imported Brands. Schedule 1-B to the Purchase Agreement is hereby amended by (i) deleting the word “Tocayo” and (ii) adding the parenthetical “(other than Tocayo)” immediately following the phrase “La Constancia S.A. de C.V. products” therein.

(q)     Schedule of Existing Agreements. Schedule 7 to the Purchase Agreement is hereby amended and restated and replaced by the schedule attached as Exhibit A hereto.

(r)     Schedule of Miller-JV Agreements. The Purchase Agreement is hereby amended to add the schedule attached as Exhibit B hereto as a new Schedule 8 to the Purchase Agreement.

(s)     Illustrative Schedule of MGD Coolers. The Purchase Agreement is hereby amended to add the schedule attached as Exhibit C hereto as a new Schedule 9 to the Purchase Agreement.

2.           Interpretation of Certain Terms; No Further Amendment or Waiver. The words “this Agreement,” “herein,” “hereof” and other like words in the Purchase Agreement from and after the effective time of this Amendment shall mean and include the Purchase Agreement as amended hereby. Except as expressly set forth herein, this Amendment shall not by implication or otherwise (x) limit, impair, constitute a waiver of or otherwise affect the rights and remedies of any party under the Purchase Agreement or (y) alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Purchase Agreement, all of which shall continue in full force and effect.

3.           Governing Law. This Amendment shall be deemed to be made in accordance with, and in all respects shall be interpreted, construed and governed by and in accordance with, the law of the State of Delaware without regard to the conflicts of law principles thereof to the extent that such principles would direct a matter to another jurisdiction.

4.           Counterparts; Delivery by Electronic Transmission. This Amendment may be executed in one or more counterparts (including by electronic transmission in portable document format (pdf)), each of which shall be deemed an original, but all of which together shall constitute a single instrument. The reproduction of signatures by means of a facsimile device or electronic transmission in portable document format (pdf) shall be treated as though such reproductions are executed originals and, upon request, each party shall provide the other party with a copy of this Amendment bearing original signatures within five business days following transmittal by facsimile device or electronic transmission in portable document format (pdf).

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective officers as of the day and year first above written.

ANHEUSER-BUSCH INBEV SA/NV

By:	/s/ Benoit Loore
	Name:	Benoit Loore
Title: Authorised Signatory

By:	/s/ Jan Vandermeersch
	Name:	Jan Vandermeersch
Title: Authorised Signatory

MOLSON COORS BREWING COMPANY

By:	/s/ E. Lee Reichert
	Name:	E. Lee Reichert
Title: Deputy General Counsel and
Secretary

[Signature Page to Amendment No. 2 to Purchase Agreement]

EXHIBIT A

Schedule 7

Existing Agreements

1.

Licensed Brewing Agreement among StarBev Netherlands BV, Anheuser-Busch InBev S.A., Brauerei Beck GmbH & Co. KG., Lowenbrau AG and Spaten-Franziskaner-Brau GmbH, effective as of December 2, 2009, as amended as of December 23, 2009, May 27, 2011, July 15, 2011, February 2013 and December 2014.

2.	Distribution Agreement between Kamenitza AD and Anheuser-Busch InBev International GmbH & Co KG, effective as of January 1, 2015.

3.	Distribution Agreement between Kamenitza AD and Gmodelo Europa, S.A.U., effective as of January 1, 2015.

4.	Distribution Agreement between Apatinska Pivara Apatin D.O.O. and Anheuser-Busch InBev International GmbH & Co KG, effective as of January 1, 2015.

5.	Distribution Agreement between Apatinska Pivara Apatin D.O.O. and Gmodelo Europa, S.A.U., effective as of January 1, 2015.

6.	Distribution Agreement between Pivovary Staropramen A.S. and Anheuser-Busch InBev International GmbH & Co KG, effective as of January 1, 2015.

7.	Distribution Agreement between Pivovary Staropramen A.S. and Gmodelo Europa, S.A.U., effective as of January 1, 2015.

8.	Distribution Agreement between Bergenbier SA and Anheuser-Busch InBev International GmbH & Co KG, effective as of January 1, 2015.

9.	Distribution Agreement between Bergenbier SA and Gmodelo Europa, S.A.U., effective as of January 1, 2015.

10.	Distribution Agreement between Zagrebacka Pivovara and Anheuser-Busch InBev International GmbH & Co KG, effective as of January 1, 2015.

11.	Distribution Agreement between Zagrebacka Pivovara and Gmodelo Europa, S.A.U., effective as of January 1, 2015.

12.	Distribution Agreement between Borsodi Sorgyar Korlatolt Felelossegu Tarsasag and Anheuser-Busch InBev International GmbH & Co KG, effective as of January 1, 2015.

13.	Distribution Agreement between Borsodi Sorgyar Korlatolt Felelossegu Tarsasag and Gmodelo Europa, S.A.U., effective as of January 1, 2015.

14.	Distribution Agreement between Industrija piva I sokova “Trebjesa” DOO Niksic and Anheuser-Busch InBev International GmbH & Co KG, effective as of January 1, 2015.

15.	Distribution Agreement between Industrija piva I sokova “Trebjesa” DOO Niksic and Gmodelo Europa, S.A.U., effective as of January 1, 2015.

16.

Binding Term Sheet among Anheuser-Busch InBev International GmbH & Co KG., GModelo Europa, S.A.U., Anheuser-Busch InBev SA/NV, Brauerei Beck GmbH & Co. KG, Lowenbrau AG, Spaten Franziskaner-Brau GmbH, Molson Coors Europe s.r.o. and Starbev Netherlands BV, effective as of September 25, 2014.

17.	Distribution Agreement between Pivovary Staropramen A.S. and Inbev Italia SRL, effective as of December 2, 2009.

18.

Restated and Amended Licensed Brewing Agreement among Pivovary Staropramen A.S., OJSC Sun Inbev Ukraine NV/SA and Anheuser-Busch Inbev NV/SA, effective as of December 2, 2009, as restated and amended as of July 20, 2010, and as supplemented pursuant to the side letter dated as of December 2, 2009.

19.	Licensed Brewing Agreement among Pivovary Staropramen A.S., OJSC Sun Inbev and Anheuser-Busch Inbev NV/SA, effective as of December 2, 2009.

EXHIBIT B

Schedule 8

Miller-JV Agreements

Schedule 8-A

Agreement	Surviving Provisions

1.    MillerCoors LLC Amended and Restated Operating Agreement by and among Miller Brewing Company, Coors Brewing Company, SABMiller plc and Molson Coors Brewing Company, dated as of July 1, 2008 (the “Operating Agreement”)

•    All rights and obligations of the parties under the Operating Agreement shall survive the Closing in accordance with their respective terms; provided that, from and after the Closing neither Miller Parent nor any of its Subsidiaries shall have any ownership interest in MillerCoors, LLC, be a party to the Operating Agreement, or have any further rights or obligations thereunder, other than (i) the rights and obligations under Section 10 (Liability and Indemnification; Insurance), Section 11 (Waiver of Certain Duties), Section 26 (Confidentiality), Section 28 (Duration), Section 29 (Arbitration), Section 33 (Severability), Section 38 (Governing Law), Section 39 (Information Rights), Section 40 (Molson Coors and SABMiller Guarantees) (solely to the extent related to rights and obligations of Miller Parent or its Subsidiaries that survive the Closing), Section 41 (Reasonableness of Provisions) and any other provisions of the Operating Agreement or defined terms under the Operating Agreement necessary to give such provisions of the Operating Agreement effect, each of which will continue in full force and effect, and (ii) to the extent they relate to Tax matters for taxable periods (or portions thereof) ending on or before Closing, the rights and obligations under Section 3.3 (Maintenance of Capital Accounts), Section 16.3 (Withholding), Section 17 (Allocations of Profits and Losses) and Section 25 (Tax Compliance) (other than Section 25.5 (TMA Compliance), each of which shall remain in effect until the expiration of the statute of limitations for all such taxable periods (or portions thereof); provided that, notwithstanding anything to the contrary in this Agreement, Section 5.08 of this Agreement shall have priority over any contrary or conflicting terms in this Schedule 8 or the Operating Agreement and, in particular, (x) Miller Parent shall reimburse the Company for 58% of any costs and expenses incurred by the Company pursuant to Section 25.1 (Tax Returns) or Section 25.4 (Consistent Treatment and Cooperation), (y) consistent with Section 5.08(e) of the Purchase Agreement, Buyer (or its designee) shall be appointed, and Miller Parent shall be removed, as Tax Matters Shareholder with respect to all taxable periods of the Company, and (z) any and all reasonable costs and expenses incurred by the Company or any of its Affiliates with respect to any Tax audit or Tax proceeding for any taxable period (or portion thereof) ending on or before the Closing Date shall be borne 42% by Buyer and 58% by Miller Parent.

2.    Brand Co-operation Agreement by and among Miller Brewing Company, Coors Brewing Company, SABMiller plc, Molson Coors Brewing Company and MillerCoors LLC, dated as of July 1, 2008 (the “Brand Co-operation Agreement”)

•    All rights and obligations of the parties under the Brand Co-operation Agreement will be terminated at Closing.

•    For the avoidance of doubt, termination of all such rights and obligations under the Brand Co-Operation Agreement shall not have any impact on the license of Intellectual Property set forth in Section 5.16 of this Agreement.

Agreement	Surviving Provisions
3. Alternation Agreement by and between Miller Brewing International, Inc. and MillerCoors LLC, dated as of July 1, 2008 (the “Alternation Agreement”)

•    Termination of the Alternation Agreement shall not affect any party’s rights or obligations in respect of (x) indemnification as provided for under Article XI of the Alternation Agreement or (y) any preexisting payment or retroactive payment adjustment rights or obligations (and any other provisions of the Alternation Agreement or defined terms under the Alternation Agreement necessary to give such provisions of the Alternation Agreement effect).

•    The parties’ respective obligations with respect to confidential information shall continue to the extent consistent with Section 5.23 of this Agreement.

4. Services Agreement by and between Miller Brewing Company (as Provider) and MillerCoors LLC (as Recipient), dated as of July 1, 2008 (the “Services Agreement”)

•    Termination of the Services Agreement shall not affect any party’s rights or obligations in respect of (x) indemnification as provided for under Article VIII of the Services Agreement or (y) any preexisting payment or retroactive payment adjustment rights or obligations (and any other provisions of the Services Agreement or defined terms under the Services Agreement necessary to give such provisions of the Services Agreement effect).

•    The parties’ respective obligations with respect to confidential information shall continue to the extent consistent with Section 5.23 of this Agreement.

5. Miller IP License Agreement by and between MillerCoors LLC and Miller Brewing International, Inc., dated as of July 1, 2008 (the “Miller IP License”)

•    Termination of the Miller IP License shall not affect any party’s rights or obligations in respect of indemnification as provided for under Article 7 of the Miller IP License (and any other provisions of the Miller IP License or defined terms under the Miller IP License necessary to give such indemnification rights or obligations effect).

•    The parties’ respective obligations with respect to confidential information shall continue to the extent consistent with Section 5.23 of this Agreement.

Schedule 8-B1

1.	“Barena” Perpetual Licence Agreement between MillerCoors LLC (“MillerCoors”) and SABMiller International Brands Limited.

2.	“Cantina” Perpetual Licence Agreement between MillerCoors and Industrias La Constancia, S.A. de C.V.

3.	“Carlton” Perpetual Licence Agreement between MillerCoors and CUB Pty Ltd.

4.	“Cascade” Perpetual Licence Agreement between MillerCoors and Cascade Brewery Company Pty Ltd.

5.	“Castle Lager” Perpetual Licence Agreement between MillerCoors and SABMiller International Brands Limited.

[1]	Specific legal entities that will be party to each of the amended or modified Miller-JV Agreements set forth on this Schedule 8-B may be adjusted prior to the Closing Date.

6.	“Castle Lager” Amended and Restated Supply Agreement between SAB Limited and MillerCoors.

7.	“Cervecería Hondureña” Supply Agreement between Cervecería Hondureña, S.A. de C.V. and MillerCoors.

8.	“Cerveza Aguila” Perpetual Licence Agreement between MillerCoors and Bavaria, S.A.

9.	“Cerveza Aguila” Amended and Restated Supply Agreement between Bavaria, S.A. and MillerCoors.

10.	“Cristal” Perpetual Licence Agreement between MillerCoors and Union de Cervecerias Peruanas Backus y Johnston S.A.A.

11.	“Crown Lager” Perpetual Licence Agreement between MillerCoors and CUB Pty Ltd.

12.	“CUB” Amended and Restated Supply Agreement between CUB Pty Ltd. and MillerCoors.

13.	“Cusqueña” Perpetual Licence Agreement between MillerCoors and Union de Cervecerias Peruanas Backus y Johnston S.A.A.

14.	“Cusqueña and Cristal” Amended and Restated Supply Agreement between Cervecerias Peruanas Backus y Johnston S.A.A. and MillerCoors.

15.	“Haywards 5000” Integrated Licence and Supply Agreement between SABMiller India Limited and MillerCoors.

16.	“Industrias La Constancia” Integrated Licence and Supply Agreement between Industrias La Constancia, S.A. de C.V. and Miller Coors.

17.	“Industrias La Constancia” Supply Agreement between Industrias La Constancia, S.A. de C.V. and Miller Coors.

18.	“Lech” Perpetual Licence Agreement between MillerCoors and Kompania Piwowarska S.A.

19.	“Matilda Bay” Perpetual Licence Agreement between MillerCoors and MBBC Pty Ltd.

20.	“Pilsener” Perpetual Licence Agreement between MillerCoors and Industrias La Constancia, S.A. de C.V.

21.	“Pilsner Urquell” Perpetual Licence Agreement between MillerCoors and Plzeňský Prazdroj a.s.

22.	“Pilsner Urquell” Amended and Restated Supply Agreement between Plzeňský Prazdroj a.s. and MillerCoors.

23.	“Port Royal” Perpetual Licence Agreement between MillerCoors and Cervecería Hondureña, S.A. de C.V.

24.	“Pure Blonde” Perpetual Licence Agreement between MillerCoors and CUB Pty Ltd.

25.	“Regia” Perpetual Licence Agreement between MillerCoors and Industrias La Constancia, S.A. de C.V.

26.	“Salva Vida” Perpetual Licence Agreement between MillerCoors and Cervecería Hondureña, S.A. de C.V.

27.	“Suprema” Perpetual Licence Agreement between MillerCoors and Industrias La Constancia, S.A. de C.V.

28.	“Sheaf Stout” Perpetual Licence Agreement between MillerCoors and CUB Pty Ltd.

29.	“Tyskie” Perpetual Licence Agreement between MillerCoors and Kompania Piwowarska S.A.

30.	“Tyskie and Lech” Amended and Restated Supply Agreement between Kompania Piwowarska S.A. and MillerCoors.

31.	“Victoria Bitter” Perpetual Licence Agreement between MillerCoors and CUB Pty Ltd.

32.	“Redd’s” Perpetual License Agreement between MillerCoors and SABMiller International Brands Limited.

33.	“Foster’s” Perpetual Licence Agreement between MillerCoors and Foster’s Brands Limited.

34.	Brewing Agreement between Miller Brewing International, Inc. and MillerCoors, dated as of July 1, 2008, as amended as of March 15, 2013, March 31, 2013, and the Closing Date.

35.	Services Agreement between Miller Brewing Company (as Recipient) and MillerCoors (as Provider), dated as of July 1, 2008, as amended as of the Closing Date.

EXHIBIT C

Schedule 9

Illustrative List of MGD Coolers

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